FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  01 June 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    CONTENTS

1. Holding(s) in Company
2. Director/PDMR Shareholding
3. Director/PDMR Shareholding
4. Holding(s) in Company
5. Holding(s) in Company
6. Total Voting Rights

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date: 1st June 2007

                                INDEX TO EXHIBITS



Exhibit No.      Description

1.               Holding(s) in Company dated 16 May 2007
2.               Director/PDMR Shareholding dated 24 May 2007
3.               Director/PDMR Shareholding dated 24 May 2007
4.               Holding(s) in Company dated on 25 May 2007
5.               Holding(s) in Company dated on 29 May 2007
6.               Total Voting Rights dated 31 May 2007

Exhibit No.1

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

British Airways Plc


2. Reason for the notification (please place an X inside the appropriate bracket /s):



An acquisition or disposal of voting rights: (X)



An acquisition or disposal of financial instruments which may result in the
acquisition of shares already issued to which voting rights are attached: (    )



An event changing the breakdown of voting rights: (    )



Other (please specify) : (  )



3. Full name of person(s) subject to the notification obligation (iii):

Deutsche Bank AG.....



4. Full name of shareholder(s) (if different from 3.) (iv):



5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):



10/05/2007



6. Date on which issuer notified:

15/05/2007



7. Threshold(s) that is/are crossed or reached:

3%



8. Notified details:

..................



A: Voting rights attached to shares

Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)
Ordinary Shares 25p GB0001290575  33,641,748                         33,641,748

Resulting situation after the triggering transaction (vii)


Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect
                             34,699,980               34,699,980                        3.01%


B: Financial Instruments

Resulting situation after the triggering transaction (xii)


Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.


Call Option     June 2007                                       2,700,000                   0.23%
Call Option     September 2007                                  1,088,000                   0.10%



Total (A+B)
Number of voting rights        % of voting rights


38,487,980                     3.34%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):





Proxy Voting:



10. Name of the proxy holder:

..................



11. Number of voting rights proxy holder will cease to hold:

..................



12. Date on which proxy holder will cease to hold voting rights:

..................



13. Additional information:

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in British Airways Plc since the implementation of the Disclosure and Transparency rules in the UK.



14. Contact name:
David Lindsay/Andrew Anderson



15. Contact telephone number:

+00 44 207 545 8533/8532

..................







---------------------------------

Alan Buchanan

Company Secretary

British Airways Plc

020 8738 5119

Exhibit No.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.



1. Name of the issuer



British Airways Plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(iii)



3. Name of person discharging managerial responsibilities/director



Martin Broughton



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



N/A



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Martin Broughton



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 25p



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Strand Nominees





8 State the nature of the transaction



Share Purchase



9. Number of shares, debentures or financial instruments relating to shares acquired



20,000 ordinary shares



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



minimal



11. Number of shares, debentures or financial instruments relating to shares disposed



n/a



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



n/a



13. Price per share or value of transaction



462.50p



14. Date and place of transaction



24 May 2007 - London



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



69,090



16. Date issuer informed of transaction



24 May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Alan Buchanan

Tel: 020 8738 5119



Name and signature of duly authorised officer of issuer responsible for making notification



Alan Buchanan

Company Secretary



Date of notification

24 May 2007

Exhibit No.3


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.



1. Name of the issuer



British Airways Plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(iii)



3. Name of person discharging managerial responsibilities/director



William Walsh



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



N/A



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



William Walsh



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 25p



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



William Walsh





8 State the nature of the transaction



Share Purchase



9. Number of shares, debentures or financial instruments relating to shares acquired



10,000 ordinary shares



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



minimal



11. Number of shares, debentures or financial instruments relating to shares disposed



n/a



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



n/a



13. Price per share or value of transaction



464.385p



14. Date and place of transaction



24 May 2007 - London



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



10,000



16. Date issuer informed of transaction



24 May 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Alan Buchanan

Tel: 020 8738 5119



Name and signature of duly authorised officer of issuer responsible for making notification



Alan Buchanan

Company Secretary



Date of notification

24 May 2007

Exhibit No.4


TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

British Airways Plc


2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the
acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : (X)

New Exemption Trading Book (DTR5.1.3(4)).................


3. Full name of person(s) subject to the notification obligation (iii):

The Goldman Sachs Group, Inc.................


4. Full name of shareholder(s) (if different from 3.) (iv):

Goldman, Sachs & Co.,

Goldman Sachs International,

Goldman Sachs Asset Management International, &

Goldman Sachs Asset Management, L.P.


5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

18 May 2007.................



6. Date on which issuer notified:

22 May 2007



7. Threshold(s) that is/are crossed or reached:

5%.



8. Notified details:

..................



A: Voting rights attached to shares

Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)

GB0001290575                                                         Below 3%

Resulting situation after the triggering transaction (vii)


Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect

                                                      1,268,962    57,923,742           0.11%       5.03%


B: Financial Instruments

Resulting situation after the triggering transaction (xii)


Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.






Total (A+B)
Number of voting rights        % of voting rights

59,192,704                     5.14%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):



The interest in 12,200 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited (" GSSN").

The interest in 3,241,443 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 3,375 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 1,256,762 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 18,549 shares arose from an interest held by Goldman Sachs International, a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 54,660,375 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.



Proxy Voting:



10. Name of the proxy holder:

N/a.................



11. Number of voting rights proxy holder will cease to hold:

N/A.................



12. Date on which proxy holder will cease to hold voting rights:

N/A.................



13. Additional information:

General email contact: shareholderdisclosures@gs.com.................



14. Contact name:

Joanne Wall/Sean Rogers.................



15. Contact telephone number:

020 7051 1704/020 7552 9205

..................




---------------------------------

Alan Buchanan
Company Secretary
British Airways Plc
020 8738 5119

Exhibit No.5

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

British Airways Plc



2. Reason for the notification (please place an X inside the appropriate bracket /s):



An acquisition or disposal of voting rights: (X)



An acquisition or disposal of financial instruments which may result in the
acquisition of shares already issued to which voting rights are attached: (    )



An event changing the breakdown of voting rights: (    )



Other (please specify) :                                                 (X)

New Exemption Trading Book (DTR5.1.3(4)).................



3. Full name of person(s) subject to the notification obligation (iii):

The Goldman Sachs Group, Inc.................



4. Full name of shareholder(s) (if different from 3.) (iv):

Goldman, Sachs & Co.,

Goldman Sachs International,

Goldman Sachs Asset Management International, &

Goldman Sachs Asset Management, L.P.



5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

21 May 2007.................



6. Date on which issuer notified:

23 May 2007



7. Threshold(s) that is/are crossed or reached:

below 3%



8. Notified details:

..................



A: Voting rights attached to shares

Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)


GB0001290575                      59,192,704                         5.14%

Resulting situation after the triggering transaction (vii)
Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect






B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.






Total (A+B)
Number of voting rights        % of voting rights


                               Below 3%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):



We hereby notify you that as at close of business on 21 May 2007, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.



Proxy Voting:



10. Name of the proxy holder:

N/a.................



11. Number of voting rights proxy holder will cease to hold:

N/A.................



12. Date on which proxy holder will cease to hold voting rights:

N/A.................



13. Additional information:

General email contact: shareholderdisclosures@gs.com



14. Contact name:

Joanne Wall/Sean Rogers.................



15. Contact telephone number:

020 7051 1704/020 7552 9205

..................







---------------------------------

Alan Buchanan

Company Secretary

British Airways Plc

020 8738 5119

Exhibit No.6

British Airways Plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, British Airways Plc ("BA") gives notice that its capital consists of
1,151,761,500 ordinary 25p shares with voting rights.   As BA does not hold any
ordinary shares in Treasury its total number of voting rights equals its capital.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BA under the FSA's Disclosure and Transparency Rules.

Alan Buchanan
Company Secretary
31 May 2007